EXHIBIT 99.2

EXECUTION VERSION

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY TO OR FOR THE BENEFIT OF A CANADIAN PURCHASER UNTIL THE DATE THAT IS FOUR MONTHS AND A DAY AFTER AUGUST 10, 2015.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND UNDER APPLICABLE STATE SECURITIES LAWS.

SPHERE 3D CORP.

WARRANT TO PURCHASE COMMON SHARES

Warrant No.: WC-1
Number of Common Shares: See Definition of “Warrant Shares”
Date of Issuance: August 10, 2015 (“Issuance Date”)

Sphere 3D Corp., an Ontario corporation (together with its successors, the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Imation Corp., a Delaware corporation (the registered holder hereof, the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (the “Warrant”), at any time on or after the Liquidation Date (as defined below), but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), the number of fully paid and nonassessable Common Shares (as defined below) equal in number to the Warrant Shares (as defined below). This Warrant is issued in connection with that certain Asset Purchase Agreement dated as of the date hereof (the “APA”), by and among the Company, Overland Storage, Inc. and the Holder.

1.     EXERCISE OF WARRANT.

(a)     Mechanics of Exercise. Subject to the terms and conditions hereof, this Warrant may be exercised by the Holder on any day on or after the Liquidation Date (but prior to the Expiration Date) in whole (but in no event in part), by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant, (ii) delivery of this Warrant (provided that the Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder if the Holder delivers a copy of this Warrant, together with a lost document affidavit and other documentation required by Section 4(b) below), and (iii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds. On or before the first (1st) Trading Day following the date on which the Company has received the Exercise Notice, the Warrant and the Aggregate Exercise Price (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system which balance account shall be specified in the Exercise Notice, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, or a non-transferable written acknowledgement of the right to obtain a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding anything in this Warrant to the contrary, if the Holder has not sold, transferred or assigned all of the Initial Shares prior to the Expiration Date, this Warrant shall have no value and the Warrant Shares shall equal zero (0) Common Shares.

(b)     Exercise Price. For purposes of this Warrant, “Exercise Price” means $0.01 per Warrant Share, subject to adjustment as provided herein.

(c)     Liquidation Notice. Holder shall deliver the Liquidation Notice to the Company within ten (10) Trading Days after the Liquidation Date. Within ten (10) Trading Days after the end of each calendar month after the date hereof and prior to the Liquidation Date, Holder shall deliver to the Company a report setting forth the number of Initial Shares sold by Holder during such calendar month and the aggregate gross proceeds received by Holder for such sales.

(d)     Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute thereafter.

(e)     Certificates. Any certificate representing Common Shares issued upon the exercise of this Warrant may bear the following legends:

"UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY TO OR FOR THE BENEFIT OF A CANADIAN PURCHASER UNTIL THE DATE THAT IS FOUR MONTHS AND A DAY AFTER AUGUST 10, 2015. (In the event that no physical certificates are issued, the above constitutes written notice of the legend restriction under applicable Canadian securities laws.)

"THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT."

2.     ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)     Stock Dividends and Stock Splits. If the Company, at any time after the Issuance Date: (i) pays a stock dividend or otherwise makes a distribution or distributions, payable on Common Shares in Common Shares or in any securities of the Company or any of its Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares; (ii) subdivides outstanding Common Shares into a larger number of shares; (iii) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares; or (iv) issues, in the event of a reclassification of Common Shares, any shares of capital stock of the Company, then the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately prior to such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 2(a) shall become effective immediately after the distribution date of any such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)     Subsequent Rights Offerings. If the Company, at any time after the Issuance Date, issues rights, options or warrants to all holders of Common Shares, such issuance will also be granted to the Holder on an as-exercised, to the extent permitted by applicable laws, basis without the Holder having to exercise this Warrant in order to be entitled to such issuance.

(c)     Other Dividends. If the Company, at any time after the Issuance Date, pays a dividend or otherwise makes a distribution or distributions of cash or other assets (other than any dividend or distribution described in Section 2(a) or Section 2(d)), such dividend will also be granted to the Holder on an as-exercised basis (without regard to any limitations) without the Holder having to exercise this Warrant in order to be entitled to such issuance.

(d)     Fundamental Transactions. If, at any time prior to the Expiration Date, (i) the Company effects any merger, amalgamation or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions to any Person other than a direct or indirect Subsidiary, or (iii) the Company effects any reclassification of Common Shares or any compulsory share exchange, in each case as a result of which Common Shares are effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, at the election of the Company (in its sole discretion), this Warrant shall immediately terminate and be of no further force or effect and the Holder shall be entitled to receive, and shall receive promptly following the consummation of the Fundamental Transaction, an amount (if any) equal to the amount by which (1) the Minimum Sales Price exceeds (2) the sum of (A) the aggregate amount of consideration (in any form) received by the Holder prior to the consummation of the Fundamental Transaction in connection with or as a result of the sale of the Initial Shares to any Person or Persons (other than an Affiliate of Holder) in an arm’s length transaction or series of arm’s length transactions (the “Sold Shares”), before taking into account any sales commissions, taxes, fees, offsets or deductions relating thereto, plus (B) the aggregate consideration (in any form) to which the Holder is entitled in connection with the Initial Shares (other than the Sold Shares) pursuant to the Fundamental Transaction. The amount for purposes of the foregoing shall be in the same form of consideration that is paid to the Company or its securityholders, and shall be valued in the same manner as provided for, in the Fundamental Transaction; provided however, that if any portion of the consideration that is paid to the Company or its securityholders is in the form of shares of stock or other equity securities that are not listed on a national securities exchange (“Private Company Stock”), then Holder will be entitled to receive cash in lieu of Private Company Stock valued in the same manner as provided for in the Fundamental Transaction.

(e)     Calculations. All calculations under this Section 2 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. No adjustment shall be made to the Exercise Price unless such adjustment would require a change of at least 1% in the Exercise Price. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment or in connection with the exercise of this Warrant. For purposes of this Section 2, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares issued and outstanding.

3.     WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

4.     REISSUANCE OF WARRANT.

(a)     No Transfer of Warrant. The Holder shall not offer, sell, contract to sell, assign, transfer, hypothecate, pledge or grant a security interest in, or otherwise dispose of this Warrant, or enter into any transaction which is designed to, or might reasonably be expected to, have any such effect, directly or indirectly, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of this Warrant (any of the foregoing, a “Transfer”); provided, that, prior to the Expiration Date, the Holder shall be permitted to Transfer the entirety of the Warrant to a controlled affiliate of the Holder in accordance with this Section 4(a) and Section 4(c) (a “Permitted Transferee”). If this Warrant is to be Transferred to a Permitted Transferee, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 4(c)) to the Permitted Transferee, representing the right to purchase the Warrant Shares.

(b)     Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 4(c)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)     Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 4(a), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

5.     NOTICES. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5):

If to the Company:

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4A 1X1
Attention: Kurt L. Kalbfleisch
Fax: Email: kkalbfleisch@overlandstorage.com

With a copy to counsel, provided that such copy shall not constitute legal notice to the Company:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Paul L. Sieben, Esq.
Email: psieben@omm.com

If to the Holder:

Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128
Attention: General Counsel
Email: jpbreedlove@imation.com

With a copy to counsel, provided that such copy shall not constitute legal notice to Holder:

Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower – Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338
Attention: Brett Hanson, Esq.
Email: BHanson@oppenheimer.com

Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) promptly upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

6.     AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder; provided that no such action may increase the exercise price of any Warrant or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the Holder.

7.     GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

8.     CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

9.     CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a)     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person

(b)     “Actual Sales Price” means (i) the aggregate amount of consideration (in any form) received in connection with or as a result of the sale of all of the Initial Shares to any Person or Persons (other than an Affiliate of Holder) in an arm’s length transaction or series of arm’s length transactions, before taking into account any sales commissions, taxes, fees, offsets or deductions relating thereto, plus (ii) if the Downside Triggering Event (as defined in the APA) occurs, an amount equal to the amount received by the Holder (or any of its Affiliates) in consideration for any Existing Inventory (as defined in the APA) sold, transferred or assigned to any Person or Persons (other than an Affiliate of Holder) in an arm’s length transaction or a series of arm’s length transactions up to, but not exceeding, an amount equal to the Difference (as defined in the APA) in accordance with Section 1.08(b) of the APA.

(c)     “Common Shares” means (i) the Company’s common shares, no par value, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(d)     “Expiration Date” means the earliest to occur of (i) if the Actual Sales Price is less than the Minimum Sales Price (A) if Holder timely delivers the Liquidation Notice to the Company, ten (10) Trading Days after the Liquidation Date and (B) if Holder fails to timely deliver the Liquidation Notice to the Company, the Liquidation Date, (ii) if the Actual Sales Price is equal to or greater than the Minimum Sales Price, the Liquidation Date, (iii) the occurrence of a Fundamental Transaction and (iv) the date that is six (6) months after the date the registration statement under the Securities Act of 1933 covering the Initial Shares is effective.

(e)     “Initial Shares” means 1,529,126 Common Shares.

(f)     “Liquidation Date” means the date on which Holder has sold, transferred or assigned all of the Initial Shares to any Person or Persons (other than an Affiliate of Holder) in an arm’s length transaction or series of arm’s length transactions.

(g)     “Liquidation Notice” the notice to be delivered to the Company by Holder within ten (10) Trading Days after the Liquidation Date, which Liquidation Notice shall include the amount of the Actual Sales Price.

(h)     “Minimum Sales Price” means US$4,900,000.

(i)     “Per Common Share Consideration” means an amount equal to the average of the closing prices for the Common Shares on the Principal Market, as reported on Bloomberg Page “ANY US<equity>”, or, if not reported thereby, as reported by any other authoritative source, for each of the five (5) consecutive complete Trading Days ending with the third complete Trading Day prior to the Liquidation Date.

(j)     “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(k)     “Principal Market” means the Nasdaq Global Select Market.

(l)     “Subsidiaries” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(m)     “Trading Day” means any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded; provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than four hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time, or such other time as such exchange or market publicly announces shall be the closing time of trading).

(n)     “Warrant Shares” means (i) if the Actual Sales Price is less than the Minimum Sales Price, the number of Common Shares (rounded up to the nearest whole Common Share) equal to the quotient of (1) the amount by which the Minimum Sales Price exceeds the Actual Sales Price, divided by (2) the Per Common Share Consideration or (ii) if the Actual Sales Price is equal to or greater than the Minimum Sales Price, zero (0) Common Shares; provided, however, that notwithstanding anything in this Warrant to the contrary, in no event shall the number of Warrant Shares exceed 250,000 Common Shares.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the Issuance Date set out above.

SPHERE 3D CORP.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES

SPHERE 3D CORP.

TO: CHIEF FINANCIAL OFFICER

The undersigned holder hereby exercises the right to purchase of Common Shares (“Warrant Shares”) of Sphere 3D Corp., an Ontario corporation (the “Company”), evidenced by the attached Warrant to Purchase Common Shares (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.     Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be paid in cash with respect to all of the Warrant Shares, which is equal to ___________Common Shares.

2.     Payment of Exercise Price. The Holder shall pay the Aggregate Exercise Price in the sum of $_____________ to the Company in accordance with the terms of the Warrant.

3.     Delivery of Warrant Shares. The Company shall deliver to the Holder all of the Warrant Shares in accordance with the terms of the Warrant, which is equal to ____________Common Shares.

4.     Accredited Investor. The undersigned certifies to the Company that as of the date hereof, it is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

Date: _______________,_____

Name of Registered Holder

By:
Name:
Title:

Exhibit A-1

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs [TRANSFER AGENT] to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated [_________] [__], 20[_] from the Company and acknowledged and agreed to by [TRANSFER AGENT].

SPHERE 3D CORP.

By:
Name:
Title:

Exhibit A-2